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                          December 1, 2020

       Milton C. Ault, III
       Chairman and Chief Executive Officer
       DPW Holdings, Inc.
       201 Shipyard Way, Suite E
       Newport Beach, CA 92663

                                                        Re: DPW Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 25,
2020
                                                            File No.
333--250980

       Dear Mr. Ault:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Kenneth A. Schlesinger,
Esq.